      As filed with the Securities and Exchange Commission on May 14, 1999

                                                              File No. 005-48641

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 14D-1

                               (Amendment No. 1)
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                             J. RAY MCDERMOTT, S.A.
                           (Name of Subject Company)
                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                          a wholly-owned subsidiary of
                         MCDERMOTT INTERNATIONAL, INC.
                                    (Bidder)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                  P 64658 10 0
                                 (Cusip Number)

                                S. Wayne Murphy
                         McDermott International, Inc.
                              1450 Poydras Street
                             New Orleans, LA 70161
                           Telephone: (504) 587-5400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:

    Christopher Mayer                                  R. Joel Swanson
  Davis Polk & Wardwell                             Baker & Botts, L.L.P.
   450 Lexington Avenue                                One Shell Plaza
 New York, New York 10017                         Houston, Texas 77002-4995
Telephone: (212) 450-4000                         Telephone: (713) 229-1234
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  This Amendment No. 1 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 13, 1999 by McDermott International, Inc., a Panama corporation ("Parent"), and McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of J. Ray McDermott, S.A. (the "Company") (other than Shares beneficially owned by Parent) at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 and in the related Letter of Transmittal.

  All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

  The item of the Schedule 14D-1 set forth below is hereby amended as follows:

Item 11. Material to be Filed as Exhibits.

  Exhibit (a)(2) "Letter of Transmittal" is hereby amended and restated in its entirety.
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                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



May 13, 1999                         MCDERMOTT ACQUISITION COMPANY, INC.


                                     By:  /s/ Daniel R. Gaubert
                                        --------------------------------
                                        Name:  Daniel R. Gaubert
                                        Title:  Treasurer



                                     MCDERMOTT INTERNATIONAL, INC.


                                     By:  /s/ S. Wayne Murphy
                                        --------------------------------
                                     Name:  S. Wayne Murphy
                                     Title: Senior Vice President,
                                            General Counsel and
                                            Corporate Secretary
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                                 EXHIBIT INDEX

 Exhibit No.

   (a)(2)           Letter of Transmittal.